

Mail Stop 3030

May 24, 2010

Avi S. Katz
President and Chief Executive Officer
GigOptix, Inc.
2300 Geng Road, Suite 250
Palo Alto, CA 94304

> **Re:** **GigOptix, Inc**
> **Form 10-K for the Fiscal-Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-153362**

Dear Mr. Katz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your Form 10-K and Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended December 31, 2009

Financial Statements, page 47

Note 2 – Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 55

1.   We note disclosure on page 7 of the Form S-1 dated May 11, 2010 that you record revenue when your products are shipped to end customers by your distributors. We note no disclosure or discussion of this aspect of your policy or your use of distributors in your December 31, 2009 Form 10-K filing. Accordingly, please describe for us your accounting policy for recognizing revenue on shipments to distributors including the significant terms of your sales arrangements and any return or price protection rights you grant.

2.   In this regard, we note the disclosure in the first paragraph of your policy that revenue is recognized upon acceptance of the product or expiration of the contractual acceptance period. However, the disclosure in the second paragraph of your policy discusses that there are "no formal customer acceptance terms or further obligations". Please reconcile these statements and clarify whether there are any customer acceptance provisions and how those acceptance provisions impact the timing of your revenue recognition.

Exhibit 31

3.   We note that you removed the phrase "(as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" from paragraph 4 and the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) of the certifications. In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications. This comment also applies to your Form 10-Q for the fiscal quarter-ended April 4, 2010.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may also contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any other questions.

Sincerely,

Jay Webb
Accounting Reviewer